Exhibit 99.1


                               [GRAPHIC OMITTED]


                                  ANNOUNCEMENT


GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that the Gerdau Group has reached an agreement to acquire 40.49% of the capital stock of Sipar Gerdau Inversiones S.A., the parent company of Sipar Aceros S.A., a long steel rolling mill company located in the city of Perez, Santa Fe Province, Argentina. This acquisition and the 43.28% stake already owned by the Gerdau Group represent 83.77% of the total capital of Sipar Gerdau Inversiones S.A. The Gerdau Group will disburse US$ 40.5 million in the next three years for this additional stake.


                      Rio de Janeiro, September 16th, 2005.

                             Osvaldo Burgos Schirmer
                            Executive Vice-President
                         Director of Investor Relations